SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 19, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated December 19, 2013: Nokia Corporation financial calendar 2014

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal

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STOCK EXCHANGE RELEASE

December 19, 2013

Nokia Corporation financial calendar 2014

Nokia Corporation

Stock Exchange Release

December 19, 2013 at 14:15 (CET +1)

Espoo, Finland - Nokia provides in this release the financial calendar for 2014, which includes the planned publication dates of its interim reports.

Planned publication dates for interim reports
• report for Q4 2013 and full year 2013: January 23, 2014

• report for Q1 2014: April 29, 2014

• report for Q2 2014 and January-June 2014: July 24, 2014

• report for Q3 2014 and January-September 2014: October 23, 2014

Publication of “Nokia in 2013”
Nokia plans to publish its “Nokia in 2013” annual report, which includes the review by the Board of Directors and the audited annual accounts, on March 31, 2014.

Nokia’s Annual General Meeting
The date and venue for Nokia’s Annual General Meeting 2014 will be announced later.

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

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